Prospectus Supplement No. 5	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated April 18, 2006)	Registration Statement No. 333-133353

6,499,134 Shares

STRATEGIC HOTELS & RESORTS, INC.

COMMON STOCK

This prospectus supplement no. 5 supplements and amends the prospectus dated April 18, 2006, which we refer to herein as this prospectus supplement (as amended and supplemented by the prospectus supplement dated August 23, 2007, prospectus supplement no. 2 dated September 11, 2007, prospectus supplement no. 3 dated October 30, 2007 and prospectus supplement no. 4 dated March 17, 2008) relating to the resale from time to time of shares of our common stock that we may issue under certain circumstances to holders, whom we refer to as the selling stockholders, named in the prospectus supplements dated August 23, 2007, September 11, 2007, October 30, 2007, March 17, 2008 and in this prospectus supplement upon exchange or redemption of the 3.50% Exchangeable Senior Notes due 2012, which we refer to herein as the notes, issued by Strategic Hotel Funding, L.L.C., our operating partnership.

This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus dated April 18, 2006 and the prospectus supplements dated August 23, 2007, September 11, 2007, October 30, 2007 and March 17, 2008, except to the extent that the information presented herein supersedes any information contained in those documents.  This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated April 18, 2006 including any amendments or supplements thereto.

Shares of our common stock are listed on the New York Stock Exchange under the symbol “BEE”.  On April 28, 2008, the last reported sales price of our common stock on the New York Stock Exchange was $14.34 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page S-8 of the prospectus supplement dated August 23, 2007, as well as in the documents incorporated by reference in the prospectus supplement dated August 23, 2007 and “Risk Factors” beginning on page 5 of the prospectus dated April 18, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus dated April 18, 2006.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 29, 2008

SELLING STOCKHOLDERS

The information appearing in the table below with respect to the selling stockholders named therein supplements and supercedes the information with respect to such selling stockholders in the table appearing under the heading “Selling Stockholders” in the prospectus supplements dated August 23, 2007, September 11, 2007, October 30, 2007 and March 17, 2008.  The information is based solely on information provided to us by or on behalf of the selling stockholders in Selling Securityholder Notices and Questionnaires on or prior to April 28, 2008.  The number of shares of common stock issuable upon the exchange or redemption of the notes shown in the table below assumes exchange of the full amount of notes held by each selling stockholder at the initial exchange rate of 36.1063 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share.  The exchange rate is subject to adjustment in certain events.  The selling stockholders, including their transferees, pledges or donees or their successors, may from time to time offer and sell all, some or none of the shares of common stock which we may issue upon the exchange or redemption of the notes.  Because the selling stockholders may offer all or some portion of such shares of common stock, we cannot estimate the number of shares of common stock that will be held by the selling stockholders upon termination of any of these sales.  In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or shares of common stock since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering (1)(2)	Percentage of Shares Beneficially Owned Prior to the Offering (3)	Number of Shares Offered Pursuant to this Prospectus Supplement (1)(2)	Number of Shares Beneficially Owned After the Offering (4)	Percentage of Outstanding Common Stock Beneficially Owned Following the Offering (3)

Argent LowLev Convertible Arbitrage Fund II, LLC (5)	1,444	*	1,444	0	*

JP Morgan Securities Inc. (6)	289,897	*	289,897	28	*

Xavex Convertible Arbitrage 2 Fund (5)	24,552	*	24,552	0	*

 * Less than one percent.

(1)
Based on information available to us as of April 28, 2008.  The sum of the number of shares beneficially owned by the selling stockholders named in this table and named in the table in the prospectus supplements dated August 23, 2007, September 11, 2007, October 30, 2007 and March 17, 2008, exceeds 6,499,134 shares of common stock (the total number of shares offered pursuant to the prospectus supplements) because certain selling stockholders may have transferred notes or otherwise reduced their position prior to selling pursuant to this prospectus supplement, and as a result we received beneficial ownership information from additional selling stockholders.  However, the maximum number of shares of common stock that may be sold pursuant to the prospectus supplements will not exceed 6,499,134 shares.

(2)
The number of shares of common stock issuable upon the exchange or redemption of the notes assumes exchange of the full amount of notes held by each selling stockholder at the initial exchange rate of 36.1063 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares.  The exchange rate is subject to adjustment in certain events.

(3)	Based on a total of 74,400,213 shares of our common stock outstanding as of April 28, 2008.

(4)	Assuming the selling stockholder sells all of its shares offered pursuant to this prospectus supplement.

(5)	Guy Caplan exercises voting and/or dispositive power with respect to these securities.

(6)
The selling stockholder is a registered broker-dealer.  The selling stockholder is an affiliate of JP Morgan Chase (parent company) and certifies that it purchased the securities in the ordinary course of business, and that at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.